Exhibit 19.2

DNOW INC.

Policy Regarding Special Trading Procedures

THIS POLICY WAS ADOPTED BY THE BOARD OF DIRECTORS OF DNOW INC. EFFECTIVE AS OF MAY 1, 2014 AND APPLIES TO ALL DIRECTORS AND OFFICERS OF DNOW. THIS POLICY ALSO APPLIES TO ALL EMPLOYEES OR CONSULTANTS WHO DNOW BELIEVES MAY REGULARLY HAVE ACCESS TO MATERIAL, NONPUBLIC INFORMATION ABOUT DNOW INC. AND/OR ITS SUBSIDIARIES.

DNOW INC. has adopted a Policy on Insider Trading that applies to each director, officer, employee and certain consultants of DNOW INC. and its subsidiaries (hereinafter referred to collectively as “DNOW”). A copy of that Policy on Insider Trading has been distributed or made available to all those persons, including you.

You have been identified as a director or officer of DNOW or an employee or consultant of DNOW and its subsidiaries who may regularly have access to important information about DNOW before the information is publicly known. This Policy Regarding Special Trading Procedures describes additional special trading restrictions that apply to you. You must comply strictly with this Policy as well as comply with DNOW’s Policy on Insider Trading.

1. Restricted Periods and Pre-Clearance

There are times when DNOW may be aware of a material, nonpublic development. If you trade in DNOW’s securities before the development is disclosed to the public or resolved, you may expose yourself and DNOW to a charge of insider trading that could be costly and difficult to defend. This can occur even though you may not know of the development or its details. In addition, DNOW could receive negative publicity if you trade during such a development.

Therefore, you, your spouse and relatives living in your house may not under any circumstances purchase or sell securities of DNOW during the restricted period described in this Policy, and if you choose to purchase or sell at other times, you may do so only after pre-clearing your intent to trade with the Compliance Officer.1

The General Counsel is the Compliance Officer for this Policy.

Restricted Periods. DNOW expects that there will be four periods, called “restricted periods,” during which you may not under any circumstances effect transactions in DNOW’s securities. The four restricted periods begin on the last day of each calendar quarter and end on the second business day after DNOW issues its press release announcing quarterly or annual earnings.

DNOW may extend any restricted period, or create additional restricted periods, at any time, if at the time DNOW believes trading by insiders would be inappropriate because of developments at DNOW that are or could become material.

Pre-Clearance. If you intend to engage in a trade, you must also receive permission in advance from the Compliance Officer.2 The Compliance Officer may refuse to permit any transaction if he determines that the transaction would not be appropriate under the circumstances. Please understand in this regard that judgments in this area are often quite difficult, and typically involve difficult assessments of what information may or may not be material to a stockholder. In making any judgment, the Compliance Officer will seek to prevent transactions that might have the appearance of

1 If the Compliance Officer, his spouse or relatives living in his house wish to purchase or sell securities of DNOW, the Compliance Officer must pre-clear his intent to trade with DNOW’s Chief Executive Officer.

2 If the Compliance Officer will be absent from the office or unavailable for a significant period of time, absent prior written approval from the Compliance Officer, he will designate another executive officer of DNOW to handle trading requests.

impropriety, as well as transactions that are clearly inappropriate. The Compliance Officer may consult with DNOW’s securities counsel before responding to your request.

If you are advised that you may not trade, then you may not buy or sell DNOW’s securities under any circumstances until you are subsequently advised by the Compliance Officer that your requested transaction may now be effected. In addition, you may not inform anyone else within or outside DNOW of the Compliance Officer’s decision.

After you receive permission to engage in a transaction, you must complete your transaction within forty-eight hours or make a new request for clearance.

The exercise of an option to purchase securities of DNOW for cash is not subject to these pre-clearance procedures. Nevertheless, the securities so acquired may not be sold except outside of a restricted period, after authorization from the Compliance Officer has been received, and after all other requirements of this Policy have been satisfied. The so-called “cashless exercise” of stock options through a broker (in which the broker sells shares on the exercise date to cover the exercise price and taxes) is covered by this Policy and will require prior clearance.

2. Compliance with DNOW’s Policy on Insider Trading

You, your spouse, and any relative living in your house may not trade in securities, options or other derivative securities of DNOW if at the time you or that person possesses material, nonpublic information about DNOW. This prohibition applies even if you receive pre-clearance for a transaction.

This prohibition continues to apply to your transactions in DNOW securities even after you have terminated employment or other services to the Company or a subsidiary as follows: if you are aware of material, nonpublic information when your employment or service relationship terminates, you may not trade in DNOW’s securities until that information has become public or is no longer material.

3. Prohibition on Short Sales, Puts, Calls and Options

You, your spouse, and any relative living in your house are prohibited from making any short sales of any securities of DNOW. Also, no such person may buy or sell puts, calls or options in respect of DNOW’s securities at any time, absent prior written approval from the Compliance Officer.

Short sales are sales of securities that the seller does not own at the time of the sale or, if owned, that will not be delivered within 20 days of the sale. One usually sells short when one thinks the market is going to decline substantially or the stock will otherwise drop in value. If the stock falls in price as expected, the person selling short can then buy the stock at a lower price for delivery at the earlier sale price (this is called “covering the short”) and pocket the difference in price as profit. In addition to the fact that it is illegal for directors and certain officers to sell their company’s securities short, DNOW believes it is inappropriate for its insiders to bet against DNOW’s securities in this way. Puts, calls and options for DNOW’s securities (other than employee benefit plan options) also afford the opportunity for insiders to profit from a market view that is adverse to DNOW, and they carry a high risk of inadvertent securities law violations; all such transactions are prohibited except where there is a compelling reason for the transaction and you have obtained the prior written approval of the Compliance Officer.

4. Prohibition of Trading on Margin, Pledging Securities as Collateral

Because a broker is permitted to sell securities in a margin account if you fail to meet a margin call, the securities can be sold at a time when you are aware of material, nonpublic information about DNOW. Also, a foreclosure sale under any other loan could occur at a time when you have material, nonpublic information about DNOW. Therefore, you, your spouse, and any relative living in your house are prohibited from holding any securities of DNOW in a margin account or pledging any securities of DNOW as collateral for a loan. An exception to this prohibition may be granted in the case of a non-margin loan where you are able to clearly demonstrate the financial ability to repay the loan without resorting to the pledged securities. A request for any such exception must be made to the Compliance Officer at least 10 days in advance of entering into the pledge agreement. For purposes of this section, the “cashless exercise” of stock options to purchase securities of DNOW through a broker is not subject to the prohibition from holding any securities of DNOW in a margin account.

5. Restrictions on Standing Orders

Standing orders (except under approved Rule 10b5-1 plans, as discussed below) should be used only for a very brief period of time. A standing order placed with a broker to sell or purchase stock at a specific price leaves you with no control over the timing of the transaction. A standing order transaction executed by the broker when you are aware of material, nonpublic information about DNOW may result in unlawful insider trading.

6. Pre-clearance of 10b5-1 Plans

Trades in securities of DNOW that are executed pursuant to a 10b5-1 plan are not subject to prohibition on trading on the basis of material, nonpublic information contained in this Policy or the restrictions set forth above relating to pre-clearance procedures and restricted periods.

Rule 10b5-1 provides an affirmative defense from insider trading liability under the federal securities laws for trading plans that meet certain requirements. In general, a 10b5-1 plan must be entered into before you are aware of material, nonpublic information. Once the plan is adopted, you must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded, or the date of the trade. The plan must either specify (including by formula) the amount, pricing, and timing of the transactions in advance or delegate discretion on those matters to an independent third party.

DNOW requires that all 10b5-1 plans must be approved in writing in advance by the Compliance Officer. 10b5-1 plans generally may not be adopted during a restricted period and may only be adopted before the person adopting the plan is aware of material, nonpublic information.

7. Communicating Potential Material Information

If you become aware of information about DNOW that is or may become material, you should promptly communicate that information to the President, the Chief Financial Officer and the Compliance Officer. This communication is very important to allow DNOW to determine whether, how and when the information should be reported to the public. It is also critical to permit the Compliance Officer to determine whether to permit transactions in DNOW’s securities. Except for this communication, you should keep the information confidential and share it only with DNOW’s employees, accountants and legal counsel who have a need to know as directed by the President or Chief Financial Officer. If you have any doubt about whether information may be material, you should err in favor of prompt communication to the President, Chief Financial Officer and Compliance Officer.

8. Reporting Violations

If you know or have reason to believe that this Policy or DNOW’s Policy on Insider Trading has been or is about to be violated in any way, you should promptly bring the actual or potential violation to the attention of the Compliance Officer.

9. Waivers; Modifications

Exceptions to this Policy may be made only by the written approval of the Board of Directors, the Compliance Officer or the committee or persons to whom the Board of Directors may delegate authority to waive compliance. DNOW reserves the right to amend or rescind this Policy or any portion of it at any time and to adopt different policies and procedures at any time.

10. Questions

If you have any questions about this Policy, you should contact the Compliance Officer. The Compliance Officer may refer the question to DNOW’s securities counsel before responding.